Exhibit 99.2

Interim Consolidated Balance Sheets

(Unaudited) (US $ millions)	Note	Oct 3, 2020	Dec 31, 2019
Assets
Current assets
Cash and cash equivalents		$240	$20
Accounts receivable	3	246	136
Taxes receivable		6	63
Inventory	4	216	230
Prepaids		10	13
		718	462
Non-current assets
Property, plant and equipment	7, 17	1,366	1,427
Intangible assets		19	21
Deferred income tax assets		1	2
Other assets		8	9
		1,394	1,459
		$2,112	$1,921
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		$281	$259
Taxes payable		49	1
		330	260
Non-current liabilities
Long-term debt	5	658	657
Other long-term debt	3	—	68
Other liabilities	6	41	40
Deferred income tax liabilities		202	192
		901	957
Shareholders’ equity		881	704
		$2,112	$1,921
(See accompanying notes)
Commitments and Contingencies (note 15)
Subsequent Event (note 3)

Exhibit 99.2

Interim Consolidated Statements of Earnings (Loss)

(Unaudited) Periods ended Oct 3 and Oct 5 (US $ millions, except per share information)	Note	Q3 2020	Q3 2019	9 mos 2020	9 mos 2019
Sales	17	$725	$435	$1,613	$1,358
Cost of sales		(399)	(400)	(1,123)	(1,240)
General and administrative expenses		(6)	(2)	(13)	(9)
Depreciation and amortization	17	(36)	(35)	(103)	(104)
Loss on disposal of assets		—	—	(3)	(1)
Impairment of assets	9	—	(10)	(16)	(10)
Costs related to 100 Mile House closure	10	(10)	—	(10)	—
Costs related to 100 Mile House indefinite curtailment	10	—	—	—	(2)
Operating income (loss)		274	(12)	345	(8)
Non-operating items:
Finance costs		(10)	(11)	(32)	(34)
Interest income		—	—	—	1
Costs on early extinguishment of 2020 Notes		—	—	—	(10)
Earnings (loss) before income tax		264	(23)	313	(51)
Income tax (expense) recovery	11	(61)	6	(72)	21
Earnings (loss)		$203	$(17)	$241	$(30)
Earnings (loss) per common share	12
Basic and diluted		$2.51	$(0.21)	$2.98	$(0.37)
(See accompanying notes)
Interim Consolidated Statements of Comprehensive Income (Loss)

(Unaudited) Periods ended Oct 3 and Oct 5 (US $ millions)	Q3 2020	Q3 2019	9 mos 2020	9 mos 2019
Earnings (loss)	$203	$(17)	$241	$(30)
Other comprehensive income (loss), net of tax
Items that will not be reclassified to earnings (loss):
Actuarial loss on post-employment obligations	—	—	(1)	(5)
Items that may be reclassified subsequently to earnings (loss):
Foreign currency translation gain (loss) on foreign operations	13	(7)	(6)	(13)
Other comprehensive income (loss), net of tax	13	(7)	(7)	(18)
Comprehensive income (loss)	$216	$(24)	$234	$(48)
(See accompanying notes)

Exhibit 99.2

Interim Consolidated Statements of
Changes in Shareholders’ Equity

(Unaudited) Periods ended Oct 3 and Oct 5 (US $ millions)	Note	Q3 2020	Q3 2019	9 mos 2020	9 mos 2019
Share capital	8
Balance, beginning of period		$1,264	$1,280	$1,278	$1,280
Issue of common shares upon exercise of options		4	—	5	—
Common shares repurchased and cancelled		(3)	—	(18)	(24)
Reverse accrual for common shares repurchased and cancelled under ASPP		—	—	—	24
Balance, end of period		$1,265	$1,280	$1,265	$1,280
Merger reserve	8	$(96)	$(96)	$(96)	$(96)
Contributed surplus	8
Balance, beginning of period		$4	$4	$4	$4
Stock-based compensation		1	—	1	—
Stock options exercised		(1)	—	(1)	—
Balance, end of period	8	$4	$4	$4	$4
Retained deficit
Balance, beginning of period		$(283)	$(231)	$(299)	$(168)
Earnings (loss)		203	(17)	241	(30)
Common share dividends		(19)	(24)	(34)	(73)
Common shares repurchased and cancelled	8	(3)	—	(10)	(19)
Reverse accrual for common shares repurchased and cancelled under ASPP	8	—	—	—	18
Balance, end of period(i)		$(102)	$(272)	$(102)	$(272)
Accumulated other comprehensive loss
Balance, beginning of period		$(203)	$(208)	$(183)	$(197)
Other comprehensive income (loss)		13	(7)	(7)	(18)
Balance, end of period	8	$(190)	$(215)	$(190)	$(215)
Shareholders’ equity		$881	$701	$881	$701
(See accompanying notes)

(i) Retained deficit comprised of:
Deficit arising on cashless exercise of warrants in 2013	$(263)	$(263)
All other retained earnings (deficit)	161	(9)
	$(102)	$(272)

Exhibit 99.2

Interim Consolidated Statements of Cash Flows

(Unaudited) Periods ended Oct 3 and Oct 5 (US $ millions)	Note	Q3 2020	Q3 2019	9 mos 2020	9 mos 2019
CASH PROVIDED BY (USED FOR):
Operating activities
Earnings (loss)		$203	$(17)	$241	$(30)
Items not affecting cash:
Depreciation and amortization	17	36	35	103	104
Deferred income tax	11	6	(13)	13	19
Impairment of assets	9	—	10	16	10
Costs related to 100 Mile House closure	10	10	—	10	—
Costs related to 100 Mile House indefinite curtailment		—	(1)	—	1
Costs on early extinguishment of 2020 Notes		—	—	—	10
Loss on disposal of assets, net		—	—	3	1
Other items	13	—	9	8	16
		255	23	394	131
Net change in non-cash operating working capital balances	13	(46)	13	(69)	(59)
Net change in taxes receivable and taxes payable		53	16	101	(81)
		262	52	426	(9)
Investing activities
Investment in property, plant and equipment		(19)	(28)	(63)	(105)
Investment in intangible assets		(1)	(2)	(3)	(3)
		(20)	(30)	(66)	(108)
Financing activities
Accounts receivable securitization (repayments) drawings	3	—	(55)	(68)	27
Issuance of debt		—	—	—	350
Repayment of debt		—	(240)	—	(240)
Common share dividends paid		(19)	(24)	(34)	(73)
Debt issuance costs		—	(2)	(1)	(6)
Premium on early extinguishment of 2020 Notes		—	(9)	—	(9)
Issue of common shares	8	3	—	4	—
Repurchase of common shares	8	(6)	—	(28)	(43)
Repayment of lease obligations	7	(3)	(2)	(9)	(8)
		(25)	(332)	(136)	(2)
Foreign exchange revaluation on cash and cash equivalents held		3	(2)	(4)	(6)
Cash and cash equivalents
Increase (decrease) during period		220	(312)	220	(125)
Balance, beginning of period		20	315	20	128
Balance, end of period		$240	$3	$240	$3
(See accompanying notes, including note 13 for supplemental cash flow information)

Exhibit 99.2

Notes to the Interim Consolidated Financial Statements
(in US $, unless otherwise noted)
In these unaudited condensed consolidated interim financial statements (interim financial statements) notes, “Norbord” means Norbord Inc. and all of its consolidated subsidiaries and affiliates, and “Company” means Norbord Inc. as a separate corporation, unless the context implies otherwise. “Brookfield” means Brookfield Asset Management Inc., or any of its consolidated subsidiaries and affiliates, which are related parties by virtue of holding a significant equity interest in the Company.
NOTE 1. NATURE AND DESCRIPTION OF THE COMPANY
Norbord is an international producer of wood-based panels with 17 mills in the United States, Canada and Europe. Norbord is a publicly traded company listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE). The ticker symbol on both exchanges is “OSB”. The Company is incorporated under the Canada Business Corporations Act and is headquartered in Toronto, Ontario, Canada.
At period-end, Brookfield's interest was approximately 43% of the outstanding common shares of the Company.
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
(a)      Statement of Compliance
These interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, on a basis consistent with the accounting policies Norbord disclosed in its audited consolidated financial statements as at, and for the year ended, December 31, 2019 unless noted otherwise in note 2(c). These interim financial statements do not contain all of the disclosures that are required in annual financial statements prepared under International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and should be read in conjunction with Norbord’s 2019 audited annual financial statements which include information necessary or useful to understanding Norbord’s business and financial statement presentation. Norbord’s interim results are not necessarily indicative of its results for a full year.

These interim financial statements were authorized for issuance by the Board of Directors of the Company on November 4, 2020.
(b)      Basis of Presentation
These interim financial statements include the accounts of the Company and all of its wholly-owned subsidiaries.
(c) Changes in Accounting Policies
(i)Financial Instruments
In September 2019, the IASB issued amendments to IFRS 9 with regards to the interest rate benchmark reform. These amendments provide targeted relief for financial instruments qualifying for hedge accounting to address uncertainties related to the ongoing reform of interbank offered rates. The amendments became effective for the Company on January 1, 2020 and did not have any impact on its interim financial statements.

(d) Future Changes in Accounting Policies
(i)Property, Plant and Equipment
In May 2020, the IASB issued amendments to IAS 16 with regards to sale proceeds before property, plant and equipment is available for intended use. These amendments include the requirement to recognize in earnings any proceeds and related costs from selling items produced while an asset is being prepared for its intended use, and clarify the requirement to capitalize costs of testing whether an asset is functioning properly. The amendments are effective on January 1, 2022. The Company is currently assessing the impact of these amendments on its financial statements.

Exhibit 99.2

NOTE 3. ACCOUNTS RECEIVABLE
The Company has the ability to draw up to $125 million under a multi-currency accounts receivable securitization program with a third-party trust sponsored by a highly rated Canadian financial institution. The program is revolving and has an evergreen commitment subject to termination on 12 months’ notice. Under the program, the Company has transferred substantially all of its present and future trade accounts receivable to the trust, on a fully serviced basis, for proceeds consisting of cash and deferred purchase price. However, the asset derecognition criteria under IFRS have not been met and the transferred accounts receivable remain recorded as an asset.
At period-end, the Company had transferred but continued to recognize $228 million (December 31, 2019 – $110 million) in trade accounts receivable, and the Company recorded $nil drawings as other long-term debt (December 31, 2019 – $68 million) relating to this financing program. The level of accounts receivable transferred under the program fluctuates with the level of shipment volumes, product prices and foreign exchange rates. The amount the Company is able to draw under the program at any point in time depends on the level of accounts receivable transferred and timing of cash settlements, concentration limits and enhancement ratios. At period-end, the maximum available drawings under the program was $124 million. The amount the Company chooses to draw under the program will fluctuate with the Company’s cash requirements at that point in time. Any drawings are presented as other long-term debt on the balance sheet and are excluded from the net debt to total capitalization calculation for financial covenant purposes (note 5). The utilization charge, which is based on money market rates plus a margin, and other program fees are recorded as finance costs. Year-to-date, the utilization charges on drawings ranged from 1.6% to 2.8% (2019 – 1.6% to 4.1%).
The securitization program contains no financial covenants; however, the program is subject to minimum credit-rating requirements. The Company must maintain a long-term issuer credit rating of at least single B (mid) or the equivalent. As at November 4, 2020, the Company’s ratings were BB (Standard & Poor’s Ratings Services) and Ba1 (Moody’s Investors Service).

NOTE 4. INVENTORY

(US $ millions)	Oct 3, 2020	Dec 31, 2019
Raw materials	$57	$62
Finished goods	75	81
Operating and maintenance supplies	84	87
	$216	$230
At period-end, the provision to reflect inventories at the lower of cost and net realizable value was $20 million (December 31, 2019 – $18 million).

NOTE 5. LONG-TERM DEBT

(US $ millions)	Oct 3, 2020	Dec 31, 2019
Principal value
6.25% senior secured notes due April 2023	$315	$315
5.75% senior secured notes due July 2027	350	350
	665	665
Less: Unamortized debt issue costs	(7)	(8)
	$658	$657
Revolving Bank Lines
In May 2020, the Company completed an amendment to its committed revolving bank lines to extend the maturity date of the total aggregate commitment to May 2022 and to increase the aggregate commitment from $245 million to $300 million. The facility bears interest at money market rates plus a margin that varies with the Company's credit rating. The bank lines are secured by a first lien on the Company’s North American OSB inventory and property, plant and equipment. This lien is shared pari passu with holders of the 2023 and 2027 senior secured notes.

Exhibit 99.2

At period-end, none (December 31, 2019 – none) of the revolving bank lines were drawn as cash, $10 million (December 31, 2019 – $8 million) was utilized for letters of credit and guarantees and $290 million (December 31, 2019 – $237 million) was available to support short-term liquidity requirements.
The revolving bank lines contain two quarterly financial covenants: minimum tangible net worth of $500 million and maximum net debt to total capitalization, book basis, of 65%. The Company was in compliance with the financial covenants at period-end.

NOTE 6. OTHER LIABILITIES

(US $ millions)	Oct 3, 2020	Dec 31, 2019
Defined benefit pension obligations	$19	$16
Lease obligations	12	12
Accrued employee benefits	5	6
Reforestation obligations	4	4
Unrealized monetary hedge loss	—	1
Other	1	1
	$41	$40

NOTE 7. LEASES
During the quarter and year-to-date, less than $1 million (2019 – less than $1 million) and $2 million (2019 – $2 million), respectively, of payments related to short-term leases was included in cost of sales. During the quarter and year-to-date, finance costs include less than $1 million (2019 – less than $1 million) and $1 million (2019 – $1 million), respectively, related to lease liabilities.
During the quarter and year-to-date, total cash outflows related to all leases were $4 million (2019 – $4 million) and $12 million (2019 – $11 million), respectively.
Leases of certain production equipment contain residual value guarantees of the right-of-use assets at the end of the contract term. At period-end, the expected amount payable under these residual value guarantees was less than $1 million (2019 – less than $1 million).

NOTE 8. SHAREHOLDERS’ EQUITY
Share Capital

	9 mos 2020		9 mos 2019
	Shares (millions)	Amount (US $ millions)	Shares (millions)	Amount (US $ millions)
Common shares outstanding, beginning of period	81.5	$1,278	81.7	$1,280
Issuance of common shares upon exercise of options	0.3	5	—	—
Reverse accrual for shares repurchased and/or cancelled in 2019	—	—	1.6	24
Shares repurchased in 2018 and cancelled in 2019	—	—	(0.2)	(2)
Shares repurchased and cancelled in 2020 and 2019	(1.1)	(18)	(1.4)	(22)
Common shares outstanding, end of period	80.7	$1,265	81.7	$1,280
Normal Course Issuer Bid (NCIB)
In October 2019, the Company renewed its NCIB in accordance with TSX rules. Under the NCIB, the Company may purchase up to 4,083,429 of its common shares, representing 5% of Norbord’s issued and outstanding common shares of 81,668,583 as of October 22, 2019, pursuant to TSX rules. Daily purchases of common shares may not exceed 72,970 shares subject to the Company’s ability to make “block” purchases under the rules of the TSX. In response to the COVID-19 pandemic, the TSX had temporarily doubled the daily purchase limit such that Norbord was permitted to purchase up to 145,940 shares per day until June 30, 2020.

Exhibit 99.2

In September 2020, the Company entered into an automatic share purchase plan (ASPP) in order to facilitate the repurchase of its common shares under its NCIB during the regularly scheduled quarterly trading blackout period. During the quarter, the Company repurchased and cancelled 0.2 million common shares under the ASPP for a total cost of $6 million, $3 million of which represents a reduction in share capital and the remaining $3 million was charged to retained earnings.

Under its prior ASPP entered into in December 2019, the Company repurchased and cancelled 0.1 million common shares under the ASPP for a total cost of $2 million, $1 million of which represents a reduction in share capital and the remaining $1 million was charged to retained earnings during the first quarter of 2020.

During the first quarter of 2020, after expiry of the December 2019 ASPP, the Company also repurchased and cancelled an additional 0.9 million common shares under the current NCIB for a total cost of $20 million. Of the total cost, $14 million represents a reduction in share capital and the remaining $6 million was charged to retained earnings.

Under its prior NCIB that commenced on November 5, 2018 and expired on November 4, 2019, the Company previously sought and received approval from the TSX to purchase up to 5,191,965 of its common shares, representing 10% of Norbord’s public float of 51,919,654 as of October 22, 2018, pursuant to TSX rules. Daily purchases of common shares could not exceed 79,704 subject to the Company’s ability to make “block” purchases under the rules of the TSX. The Company had exhausted its prior NCIB limit.

During the first quarter of 2019, the Company repurchased and cancelled 1.4 million common shares under the ASPP entered into in December 2018 for a total cost of $39 million. Of the total cost, $22 million represented a reduction in share capital and the remaining $17 million was charged to retained earnings. During the first quarter of 2019, 0.2 million shares purchased and accrued for in 2018 were also cancelled. Total cost relating to these shares was $4 million, of which $2 million represented a reduction in share capital and the remaining $2 million was charged to retained earnings.

Purchases were made on the open market by the Company through the facilities of the TSX, the NYSE or Canadian or US alternative trading systems, if eligible, in accordance with the requirements of the TSX and applicable securities laws. The price that the Company paid for any such common shares was the market price of such shares at the time of acquisition.
Merger Reserve
On March 31, 2015, the Company and Ainsworth Lumber Co. Ltd. (Ainsworth) completed an arrangement under which the Company acquired all of the outstanding common shares of Ainsworth in an all-share transaction. The Company elected not to account for this transaction as a business combination under IFRS 3, Business Combinations, as the transaction represented a combination of entities under common control of Brookfield. Accordingly, the book values of the two entities were combined and no adjustments were made to reflect fair values or to recognize any new assets or liabilities of either entity.

The merger reserve represents the difference between the fair value of the Norbord common shares on the date of issuance as consideration and the book value of Ainsworth’s net assets exchanged.
Stock Options
Year-to-date, no stock options were granted (2019 – no stock options) and stock option expense of $1 million was recorded with a corresponding increase in contributed surplus (2019 – less than $1 million).

Year-to-date, 0.3 million common shares (2019 – less than 0.1 million common shares) were issued as a result of options exercised under the stock option plan for total cash proceeds of $4 million (2019 – less than $1 million) in addition to $1 million (2019 – less than $1 million) representing the vested amount of stock options transferred from contributed surplus.
Accumulated Other Comprehensive Loss

(US $ millions)	Oct 3, 2020	Dec 31, 2019
Foreign currency translation loss on foreign operations, net of tax of $(3) (December 31, 2019 – $(4))	$(151)	$(145)
Net loss on hedge of net investment in foreign operations, net of tax of $3 (December 31, 2019 – $3)	(8)	(8)
Actuarial loss on defined benefit pension obligations, net of tax of $9 (December 31, 2019 – $9)	(31)	(30)
Accumulated other comprehensive loss, net of tax	$(190)	$(183)

Exhibit 99.2

NOTE 9. IMPAIRMENT OF ASSETS
During the second quarter of 2020, the Company recorded a non-cash impairment loss of $16 million related to idle production assets at the Grande Prairie, Alberta mill. These assets were deemed to be surplus following a review of the likelihood of their future use based on factors including relevant operating plans, raw material availability and the limited potential for redeployment of these assets.

NOTE 10. 100 MILE HOUSE PERMANENT CLOSURE
In the fourth quarter of 2018, an impairment loss of $80 million was recorded with respect to the Company's mill in 100 Mile House, British Columbia reflecting the reduction in the annual allowable cut and the longer-term trend of high wood costs in the region. During the third quarter of 2019, the Company indefinitely curtailed this mill as a result of a wood supply shortage and high wood prices. A $2 million charge was recognized for severance and related costs in the second quarter of 2019..

The Company has decided to permanently close this mill. As a result, an additional $10 million charge has been recognized representing an impairment on the remaining carrying values of this mill's property, plant and equipment to their recoverable amount determined based on fair value less costs of disposal and inventory as the indicators of impairment existed at October 3, 2020, as well as to provide for severance and related costs.

NOTE 11. INCOME TAX
Income tax (expense) recovery recognized in the statement of earnings comprises the following:

(US $ millions)	Q3 2020	Q3 2019	9 mos 2020	9 mos 2019
Current income tax (expense) recovery	$(55)	$(7)	$(59)	$40
Deferred income tax (expense) recovery	(6)	13	(13)	(19)
	$(61)	$6	$(72)	$21

NOTE 12. EARNINGS (LOSS) PER COMMON SHARE

(US $ millions, except share and per share information, unless otherwise noted)	Q3 2020	Q3 2019	9 mos 2020	9 mos 2019
Earnings (loss) available to common shareholders	$203	$(17)	$241	$(30)
Common shares (millions):
Weighted average number of common shares outstanding	80.8	81.7	81.0	81.8
Dilutive stock options(1)	0.2	—	—	—
Diluted number of common shares	81.0	81.7	81.0	81.8
Earnings (loss) per common share:
Basic and diluted	$2.51	$(0.21)	$2.98	$(0.37)
(1)    Applicable if dilutive and when the weighted average daily closing share price for the period was greater than the exercise price for stock options. For the quarter and year-to-date period, there were stock options of 0.2 million and 0.9 million, respectively (quarter and year-to-date ended October 5, 2019 – 0.7 million and 0.5 million, respectively), that were not taken into account in the calculation of diluted earnings per share because their effect was anti-dilutive.

Exhibit 99.2

NOTE 13. SUPPLEMENTAL CASH FLOW INFORMATION
Other items comprise:

(US $ millions)	Q3 2020	Q3 2019	9 mos 2020	9 mos 2019
Stock-based compensation	$—	$1	$3	$3
Pension funding greater than expense	—	—	(1)	(2)
Cash interest paid less (greater) than interest expense	—	9	(1)	10
Amortization of debt issue costs	—	—	1	1
Unrealized foreign exchange loss on translation of monetary balances	2	—	8	4
Other	(2)	(1)	(2)	—
	$—	$9	$8	$16
The net change in non-cash operating working capital balances comprises:

(US $ millions)	Q3 2020	Q3 2019	9 mos 2020	9 mos 2019
Cash (used for) provided by:
Accounts receivable	$(105)	$(7)	$(114)	$1
Prepaids	(2)	(8)	3	(8)
Inventory	(5)	15	11	1
Accounts payable and accrued liabilities	66	13	31	(53)
	$(46)	$13	$(69)	$(59)
Cash interest and income taxes comprises:

(US $ millions)	Q3 2020	Q3 2019	9 mos 2020	9 mos 2019
Cash interest paid	$(10)	$(1)	$(34)	$(21)
Cash interest received	—	—	—	1
Cash income taxes paid	(2)	(3)	(3)	(69)
Cash income taxes received	—	12	45	27
The net change in financial liabilities arising from financing activities comprises:

(US $ millions)	Q3 2020	Q3 2019	9 mos 2020	9 mos 2019
Long-term debt	$—	$(240)	$—	$106
Other long-term debt	—	(55)	(68)	27
Net (decrease) increase in financial liabilities	$—	$(295)	$(68)	$133
Cash and non-cash movements of changes in financial liabilities arising from financing activities comprises:

(US $ millions)	Q3 2020	Q3 2019	9 mos 2020	9 mos 2019
Cash movements:
Accounts receivable securitization (repayments) drawings	$—	$(55)	$(68)	$27
Issuance of debt	—	—	—	350
Repayment of debt	—	(240)	—	(240)
Debt issuance costs	—	(2)	(1)	(6)
	—	(297)	(69)	131
Non-cash movements:
Amortization of debt issue costs	—	—	1	1
Debt issuance costs	—	2	—	1
	—	2	1	2
Net (decrease) increase in financial liabilities	$—	$(295)	$(68)	$133

Exhibit 99.2

NOTE 14. FINANCIAL INSTRUMENTS
Non-Derivative Financial Instruments
The net book values and fair values of non-derivative financial instruments were as follows:

		Oct 3, 2020		Dec 31, 2019
(US $ millions)	Financial Instrument Category	Net Book Value	Fair Value	Net Book Value	Fair Value
Financial assets:
Cash and cash equivalents	Fair value through profit or loss	$240	$240	$20	$20
Accounts receivable	Amortised cost	246	246	136	136
Other assets(1)	Amortised cost	—	—	1	1
		$486	$486	$157	$157
Financial liabilities:
Accounts payable and accrued liabilities	Amortised cost	$281	$281	$259	$259
Long-term debt(2)	Amortised cost	665	709	665	702
Other long-term debt	Amortised cost	—	—	68	68
Other liabilities(1)	Amortised cost	10	10	12	12
		$956	$1,000	$1,004	$1,041
(1)    Excludes lease obligations, defined benefit pension asset and obligations scoped out of IFRS 9, Financial instruments (note 6).
(2)    Principal value of long-term debt excluding debt issue costs of $7 million (2019 – $8 million) (note 5).
The carrying values of the Company's non-derivative financial instruments approximate fair value, except where disclosed below. As at October 3, 2020, the provision for doubtful accounts was less than $1 million (December 31, 2019 – less than $1 million).
Derivative Financial Instruments
Canadian Dollar Monetary Hedge
At period-end, the Company had foreign currency forward contracts representing a notional amount of C $14 million (December 31, 2019 – C $52 million) in place to buy Canadian dollars and sell US dollars with maturities in October 2020 (December 31, 2019 – buy US dollars and sell Canadian dollars). The fair value of these contracts at period-end is an unrealized loss of less than $1 million (December 31, 2019 – an unrealized loss of $1 million); the carrying value of the derivative instrument is equivalent to the unrealized loss at period-end. During the quarter, net realized gains on the Company's matured hedges were less than $1 million (2019 – net realized gains of less than $1 million). Year-to-date, net realized gains on the Company's matured hedges were $2 million (2019 – less than $1 million).

Euro Cash Flow Hedge
At period-end, the Company had foreign currency options representing a notional amount of €35 million (December 31, 2019 – €30 million notional amount) in place to buy Pounds Sterling and sell Euros with maturities between December 2020 and June 2021. The fair value of these contracts at period-end is an unrealized loss of less than $1 million (December 31, 2019 – unrealized gain of less than $1 million). During the quarter, net realized losses on the Company's matured hedges were $nil (2019 – less than $1 million). Year-to-date, net realized losses on the Company's matured hedges were less than $1 million (2019 – less than $1 million).
Derivative instruments are measured at fair value as determined using valuation techniques under Level 2 of the fair value hierarchy. The fair values of over-the-counter derivative financial instruments are based on broker quotes or observable market rates. Those quotes are tested for reasonableness by discounting expected future cash flows using market interest and exchange rates for a similar instrument at the measurement date. Fair values reflect the credit risk of the instrument for the Company and counterparty when appropriate. Realized and unrealized gains and losses on derivative financial instruments are offset by realized and unrealized losses and gains on the underlying exposures being hedged and are recorded in earnings as they occur.
NOTE 15. COMMITMENTS AND CONTINGENCIES
The Company has provided certain guarantees, commitments and indemnifications, including those related to former businesses. The maximum amounts from many of these items cannot be reasonably estimated at this time. However, in certain circumstances, the Company has recourse against other parties to mitigate the risk of loss. In the normal course of its business

Exhibit 99.2

activities, the Company is subject to claims and legal actions that may be made by its customers, suppliers and others. While the final outcome with respect to actions outstanding or pending as at period-end cannot be predicted with certainty, the Company believes the resolution will not have a material effect on the Company’s financial position, financial performance, or cash flows.
The Company has entered into various commitments as follows:

	Payments Due by Period
(US $ millions)	Less than 1 Year	1–5 Years	Thereafter	Total
Purchase commitments	$37	$30	$41	$108
Lease obligations	8	10	4	22
Reforestation obligations	2	1	1	4
	$47	$41	$46	$134

Purchase commitments relate to the purchase of property, plant and equipment and long-term purchase contracts with minimum fixed payment amounts.
NOTE 16. RELATED PARTY TRANSACTIONS
In the normal course of operations, Norbord enters into various transactions with related parties which have been measured at exchange value and recognized in the interim financial statements. The following transactions have occurred between Norbord and its related parties during the normal course of business.
Brookfield
Norbord periodically engages the services of Brookfield and its affiliates for various financial, real estate and other business services. During the quarter and year-to-date, the fees for services rendered were less than $1 million (2019 – less than $1 million) and $1 million, respectively (2019 – less than $1 million).
Other
Sales to Asian markets are handled by Interex Forest Products Ltd. (Interex), a cooperative sales company over which Norbord, as a 25% shareholder, has significant influence. During the quarter and year-to-date, net sales of $8 million (2019 – $20 million) and $36 million (2019 – $55 million), respectively, were made to Interex. At period-end, $1 million (December 31, 2019 – $4 million) due from Interex was included in accounts receivable. At period-end, the investment in Interex was less than $1 million (December 31, 2019 – less than $1 million) and is included in other assets.

Exhibit 99.2

NOTE 17. GEOGRAPHIC SEGMENTS
The Company operates principally in North America and Europe. Sales by geographic segment are determined based on the origin of shipment.

				Q3 2020
(US $ millions)	North America	Europe	Unallocated	Total
Sales	$599	$126	$—	$725
EBITDA(1)	300	16	(6)	310
Depreciation and amortization	30	6	—	36
Additions to property, plant and equipment	15	12	—	27

				Q3 2019
(US $ millions)	North America	Europe	Unallocated	Total
Sales	$319	$116	$—	$435
EBITDA(1)	14	11	(2)	23
Depreciation and amortization	29	6	—	35
Additions to property, plant and equipment	19	12	—	31

				9 mos 2020
(US $ millions)	North America	Europe	Unallocated	Total
Sales	$1,275	$338	$—	$1,613
EBITDA(1)	433	28	(13)	448
Depreciation and amortization	85	18	—	103
Additions to property, plant and equipment	38	26	—	64
Property, plant and equipment	1,080	286	—	1,366

				9 mos 2019
(US $ millions)	North America	Europe	Unallocated	Total
Sales	$966	$392	$—	$1,358
EBITDA(1)	52	53	(9)	96
Depreciation and amortization	85	19	—	104
Additions to property, plant and equipment	63	27	—	90
Property, plant and equipment(2)	1,147	280	—	1,427
 (1)    EBITDA is a non-IFRS financial measure, which the Company uses to assess segment performance and operating results. The Company defines EBITDA as earnings before finance costs, interest income, income tax, depreciation and amortization, and costs on early extinguishment of debt. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.
(2)    Balance as at December 31, 2019.
NOTE 18. IMPACT OF COVID-19
As the severity and duration of the COVID-19 pandemic remains uncertain, the Company's business, financial results and financial condition could be negatively impacted in the future. The Company could experience other future impacts as a result of COVID-19, including, but not limited to, the carrying values of the Company's property, plant and equipment, the measurement of the assets and obligations under its defined benefit pension plans, its estimate of the annual effective tax rate for the year, and its allowance for expected credit losses. At this time, the Company is unable to estimate with a reasonable degree of confidence the extent of the impact of the COVID-19 pandemic on the Company’s future operating financial performance.